Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Centogene N.V. (the "Company") to be held on June 30, 2023 at 2.00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Extension of the period for drawing up the Dutch statutory annual accounts and board report for the financial year ended December 31, 2022 (voting item)

3.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ended December 31, 2022 (voting item)

4.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ending December 31, 2023 (voting item)

5.	Discussion of the Company's dividend and reservation policy (discussion item)

6.	Appointment of Prof. Dr. Peter Andreas Bauer as managing director of the Company (voting item)

7.	Appointment of Mary Blake Sheahan as supervisory director of the Company (voting item)

8.	Reappointment of Peer Michael Schatz as supervisory director of the Company (voting item)

9.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

12.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is June 2, 2023 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Reto Wenger

Am Strande 7

18055 Rostock

Germany

(reto.wenger@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Extension of the period for drawing up the Dutch statutory annual accounts and board report for the financial year ended December 31, 2022 (voting item)

It is proposed to extend the period for drawing up and making available for inspection at the Company's offices the Dutch statutory annual accounts and board report for the financial year ended December 31, 2022 by a maximum period of five months, as referred to in Section 2:101 of the Dutch Civil Code, in view of special circumstances.

The reason for the requested extension is that the company is unable to file its annual report for the year ended December 31, 2022 within the prescribed filing date without unreasonable effort or expense. The company is still in the process of compiling certain required information to complete the filing. As a result the company requires additional time to prepare and review its consolidated financial statements and other related disclosures.

After finalizing the annual accounts and board report for the financial year 2022, the Management Board will convene an extraordinary general meeting of shareholders of the Company for the adoption of the Dutch statutory annual accounts and the discussion of the Dutch statutory board report for the financial year ended December 31, 2022.

3.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ended December 31, 2022 (voting item)

It is proposed to instruct Ernst & Young Accountants LLP as the external independent Dutch auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2022. If instructed, Ernst & Young Accountants LLP shall perform the statutory Dutch audit activities for the Company in relation to the Company's Dutch statutory annual accounts and board report.

In order to simplify processes and reduce process costs, the company proposes to appoint Ernst & Young Accountants LLP as the company’s Dutch auditor.

4.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ending December 31, 2023 (voting item)

It is proposed to instruct Ernst & Young Accountants LLP as the external independent Dutch auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2023. If instructed, Ernst & Young Accountants LLP shall perform the statutory Dutch audit activities for the Company in relation to the Company's Dutch statutory annual accounts and board report.

5.       Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Management Board and the Company's supervisory board (the "Supervisory Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Management Board and the Supervisory Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.	Appointment of Prof. Dr. Peter Andreas Bauer as managing director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Prof. Dr. Peter Andreas Bauer as a managing director of the Company. Prof. Dr. Bauer is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2027. Prof. Dr. Bauer will serve as the Company's Chief Medical and Genomic Officer.

Prof. Dr. Bauer (53) was appointed as temporary managing director to the management board as our Chief Medical and Genomic Officer on January 24, 2023, until his proposed formal appointment at the AGM, after having served as our Chief Medical Officer since 2022 and Chief Genomic Officer since December 2019, prior to which he served as our Chief Scientific officer from January 2017 to November 2019 and Chief Operating officer since joining Centogene in 2016. Prof. Dr. Bauer is a professor of human genetics at the University of Tübingen and a board certified human geneticist with expertise in molecular genetics, diagnostic testing, genetic counselling, functional validation of genetic variants and bioinformatics tools for medical interpretation of clinical sequencing. Prior to joining us, he headed of the diagnostic and research laboratory at the Institute of Medical Genetics and Applied Genomics, University Hospital Tübingen from 2001 to 2015. Prof. Dr. Bauer has been Vice President of the German Society of Neurogenetics since 2004. Prof. Dr. Bauer received a degree in medicine from the Freie University Berlin and the approbation as Physician (German official license to practice medicine) from the Board of Physicians in Berlin in 1998.

7.	Appointment of Mary Blake Sheahan as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Mary Blake Sheahan as a supervisory director of the Company. Mrs. Sheahan is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2027.

Mrs. Sheahan (50) has been appointed as a temporary supervisory director effective as of December 31, 2022, until her proposed formal appointment at the AGM. Mrs. Sheahan brings over 20 years of experience in private and publicly listed international pharmaceutical and life science companies, including as an executive at Avillion, Perrigo, and Elan Corporation, as well as a non-executive director at Venn Life Sciences. Throughout her career, she has held significant financial and other management roles and supported value creation across a wide range of areas, including supporting development, approval, and launch of products for neurology and immunology indications. Mrs. Sheahan currently serves as CFO of Avillion LLP, a private equity-backed life sciences company focused on the co-development and financing of pharmaceutical products. In this role, she is also responsible for supporting Avillion’s partnerships with multinational pharmaceutical companies. Mrs. Sheahan is also a qualified chartered accountant and has worked as an auditor with KPMG.

Mrs. Sheahan does not hold any shares in the Company's share capital.

Mrs. Sheahan has been nominated in view of her experience, background and skills, and in order to improve continuity on the Supervisory Board.

8.	Reappointment of Peer Michael Schatz as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to reappoint Peer Michael Schatz as a supervisory director of the Company. Mr. Schatz is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2027.

Mr. Schatz (57) has served as chairman of the Supervisory Board as of January 1, 2021. Mr. Schatz joined the Supervisory Board in March 2020 as interim member and interim vice chairman of the Supervisory Board. His appointment was approved in the annual general meeting of shareholders in June 2020. He joined Centogene from his position as long time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start up company with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues. Mr. Schatz also serves as member of the supervisory board of Siemens Healthineers AG and as Chairman of the board of Resolve Biosciences GmbH and as Managing Director of PS Capital Management GmbH. He also served as a founding member of the German Corporate Governance Commission and as a supervisory board member of Evotec AG (Frankfurt: EVT). Mr. Schatz graduated from the University of St. Gallen, Switzerland with a master’s degree in Finance and from the University of Chicago Graduate School of Business with an MBA.

Mr. Schatz holds 100,000 shares in the Company's share capital.

Mr. Schatz has been nominated in view of his experience, background and skills, and in order to improve continuity on the Supervisory Board.

9.	Extension of authorization for the Management Board to issue shares and grant rights to subscribe for shares (voting item)

The Management Board has been authorized, for a period of five years following the 2022 annual general meeting of shareholders held on June 22, 2022 (the "2022 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 9 is passed, the proposed authorization shall replace the currently existing authorization.

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

The Management Board has been authorized, for a period of five years following the 2022 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Management Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 10 is passed, the proposed authorization shall replace the currently existing authorization.

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The Management Board has been authorized, for a period of 18 months following the 2022 AGM, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). It is proposed that this authorization be renewed for a period of, and effectively extended until, 18 months following the date of the AGM for up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.